tns™

Westgate
London
W5 1UA

t +44 208 967 1511
f +44 208 967 1446
maria.khan@tns-global.com

Maria Khan
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

12 November 2003

Dear Sir/Madam

Re Taylor Nelson Sofres plc: file No 82-4668v

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. RNS Announcement Status List
2. Form 88(2) return of allotments (October 2003)
3. Annual Return - TNS (Theta) Limited (period ending 4 Oct 2003)
4. Annual Report - Taylor Nelson Sofres Quest Trustee Limited (year ending 31 December 2002
5. Annual Return - Infratest Burke Limited (period ending 30 Sept 2003)
6. Infratest Burke Group Limited - (period ending 30 September 2003)
7. Annual Report - Taylor Nelson Sofres International Limited (year ending 31 December 2002)
8. Form 88(2) return of allotments (September 2003)
9. Notification of Major Interests in Shares

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Yours faithfully

Maria Khan

Encls.

11/18

SEC - 12/11/03

Taylor Nelson Sofres RNS Announcement Status List

New RNS Announcement | New RNS Reach Announcement | Templates | Change Password | Refresh

RNS | Copyback | Unsubmitted | Submitted | RNS Reach | Copyback | Unsubmitted

RNS Copyback (Action Required)

RNS No	Company	Headline (Vendor Text)	Embargo	Status	Last Status Update	Add Rep Dist
None						

RNS Reach Copyback (Action Required)

RNS No	Company	Headline (Vendor Text)	Embargo	Status	Last Status Update	Add Rep Dist
None						

Unsubmitted RNS

Company	Headline	Embargo	Last Update	Add Repl Dist
Taylor Nelson Sofres PLC	Blocklisting Interim Review		16:44 4 Nov 03	

RNS

RNS No	Company	Headline	Embargo	Status	Last Status Update	Add Rep Dist
6784R	Taylor Nelson Sofres PLC	Blocklisting Interim Review		Released	16:57 4 Nov 03	
5165R	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	17:02 30 Oct 03	
2948R	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	13:47 24 Oct 03	
8270Q	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	13:47 13 Oct 03	

Unsubmitted RNS Reach

Company	Headline	Embargo	Last Update	Add Repl Dist
None				

RNS Reach

RNS No	Company	Headline	Embargo	Status	Last Status Update	Add Rep Dist
None						

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update
Taylor Nelson Sofres PLC	Blocklisting Interim Review		16:57 4 Nov 03

Full Announcement Text

BLOCK LISTING SIX-MONTHLY RETURN

1.	Name of company:	Taylor Nelson Sofres plc
2.	Name of scheme:	Taylor Nelson Sofres plc 1989 Savings Related Share Option Scheme
3.	Period of return:	1 May 2003 to 31 October 2003
4.	Number and class of share(s) (amount of stock/debt security) already listed but not issued under scheme:	348,134
5.	Number of shares issued/allotted under scheme during period:	429,404
6.	Balance under scheme not yet issued/allotted at end of period:	918,730
7.	Any other relevant information: e.g. date shares originally listed	

Please confirm total number of shares in issue at the end of the period in order for us to update our recor

443,025,580

at 31 October 2003

Contact for queries:	Ian Portal Group Company Secretary	Address:	Taylor Nelson Sofres plc TNS House Westgate

+44 (0)208-967 2196 London W5 1UA

Person making return:

Name: Ian Portal

Position: Group Company Secretary

Signature: ____________________

Date: ____________________

BLOCK LISTING SIX-MONTHLY RETURNPRIVATE

1.	Name of company:	Taylor Nelson Sofres plc
2.	Name of scheme:	Taylor Nelson Sofres plc 1999 Worldwide Employee Sharesave Plan (WESP)
3.	Period of return:	1 May 2003 to 31 October 2003
4.	Number and class of share(s) (amount of stock/debt security) already listed but not issued under scheme:	195,925
5.	Number of shares issued/allotted under scheme during period:	2,517
6.	Balance under scheme not yet issued/allotted at end of period:	193,408
7.	Any other relevant information: e.g. date shares originally listed	

Please confirm total number of shares in issue at the end of the period in order for us to update our recor

443,025,580

at 31 October 2003

Contact for queries:	Ian Portal Group Company Secretary +44 (0)208-967 2196	Address:	Taylor Nelson Sofres plc TNS House Westgate London W5 1UA

Person making return:

Name: Ian Portal

Position: Group Company Secretary

Signature: ____________________

Date: ____________________

BLOCK LISTING SIX-MONTHLY RETURNPRIVATE

1.	Name of company:	Taylor Nelson Sofres plc
2.	Name of scheme:	Taylor Nelson Sofres plc **1984** Executive Share Option Scheme Taylor Nelson Sofres plc **1994** Executive Share Option Scheme ; and
3.	Period of return:	1 May 2003 to 31 October 2003
4.	Number and class of share(s) (amount of stock/debt security) already listed but not issued under scheme:	4,036,773
5.	Number of shares issued/allotted under scheme during period:	556,484
6.	Balance under scheme not yet issued/allotted at end of period:	3,480,289
7.	Any other relevant information: e.g. date shares originally listed	

Please confirm total number of shares in issue at the end of the period in order for us to update our record

443,025,580

at 31 October 2003

Contact for queries:	Ian Portal Group Company Secretary +44 (0)208-967 2196	Address:	Taylor Nelson Sofres plc TNS House Westgate London W5 1UA

Person making return:

Name: Ian Portal

Position: Group Company Secretary

Signature: ____________________

Date: ____________________

END

status list

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

RECEIVED
NOV 17 2003
PROCESSING SECTION

VIA SWIFLY

3 November 2003

Dear Sir/Madam

Taylor Nelson Sofres plc
Form 88(2) return of allotments

I enclose completed forms of allotment in relation to the month of October 2003. Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States BY DHL

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	10	2003	31	10	2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	69000	12103	1824
Nominal value of each share	5 pence	5 pence	5 pence
Amount (if any) paid or due on each share *(including any share premium)*	86.25 p	47.48 p	87 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Cazenove Nominees Limited Address: participant ID 142CN, Designated ESOS member a/c ESO 20 Moorgate, London UK Postcode: EC2R 6DA	Ordinary	43,788
Name: Giles Quick Address: Firbank, 41 Knoll Road, Dorking, Surrey UK Postcode: RH4 3ES	Ordinary	26,103
Name: Stephan Ducat Address: 1 Victoria Mews, Earlsfield, London UK Postcode: SW18 3PY	Ordinary	11,212
Name: Amanda Chidgey Address: 1 Foley Mews, Foley Road, Claygate, Esher, Surrey UK Postcode: KT10 0RL	Ordinary	1,824
Name: Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 3/11/2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sofia Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	00912624
Company name in full	Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	10	2003	31	10	2003

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1796		
Nominal value of each share	5 pence		
Amount (if any) paid or due on each share *(including any share premium)*	128 p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Jouko Jokinen Address: Hauenkoukko 1B, 2170 Espo, Finland UK Postcode	Class of shares allotted Ordinary	Number allotted 1796
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 3/11/2003

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sofia Bernsand, Taylor Nelson Sofres plc

TNS House, Westgate, London

W5 1UA Tel 0208 967 2230

DX number DX exchange

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

29 October 2003

Dear Sir/Madam

TNS (Theta) Limited registered no. 4554166
Annual return for the period ended 4 October 2003

I enclose duly a completed and signed form 363s annual return for the above-named company together with a cheque for £15.00 being the filing fee due.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand
Company Secretarial Assistant
Taylor Nelson Sofres plc

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States BY DHL

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

Companies House

— for the record —

Company Name

TNS (THETA) LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

4554166

Information extracted from Companies House records on

6th September 2003

Section 1: Company details

Ref: 4554166/01/01

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Westgate** **London** **W5 1UA**	Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _
> Principal Business Activities *Please enter principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes. Please use the most appropriate code in the list, or write a short description of your company's activities.*	*None held, please enter SIC code or description in the amended details column.*	**SIC CODE** **Description** _ _ _ _ ____ _ _ _ _ ____ _ _ _ _ ____ _ _ _ _ ____

Company Number - 4554166

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Edward Frederick HOEFLING **Address** 27 Newlyn Close Bricket Wood St. Albans Hertfordshire AL2 3UP **Date of birth** 17/07/1952 **Nationality** British **Occupation** Group Treasurer	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality __________ Occupation __________ Date of change _ _ / _ _ / _ _ _ _ Date Edward Frederick HOEFLING ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND **Date of birth** 23/08/1959 **Nationality** British **Occupation** Group Company Secretary	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Paul Simon Kent WRIGHT **Address** 29 Turney Road Dulwich London SE21 7JA **Date of birth** 02/12/1957 **Nationality** British **Occupation** Group Legal Adviser	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Paul Simon Kent WRIGHT ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 4554166

Section 3: Total Issued Share Capital

(B)

> Please enter the details of the company's total share capital in the space provided below.

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
Ordinary	1	1 US Dollar

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 1

Aggregate Nominal Value of issued shares: 1 US Dollars

> **Please send a full list of shareholders with this annual return. Use Sections 4A (and 4B if appropriate) to give the details. You must name all the shareholders.**

Company Number - 4554166

Section 4: Details of Current Shareholders (A)

> Please fill in the details of any persons or corporate bodies who are shareholders at the date of this return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding seperately.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Taylor Nelson Sofres Address Holdings Inc. Corporation Trust Co 1209 Orange Street Wilmington, Delaware UK Postcode Horsham, US	Ordinary Share 1		7/10/2002
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 4554166

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Company Number - 4554166

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature ____________ (Director / Secretary) Date 29/10/2003

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *4/10/2003*

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **4th October 2004** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bernsand

Telephone number *inc code*: 0208 9672230

Address: c/o Taylor Nelson Sofres plc, TNS House Westgate, London

DX number *if applicable*: ______

DX exchange: ______

Postcode: W5 1UA

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update
Taylor Nelson Sofres PLC	Holding(s) in Company		17:02 30 Oct 03

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc		Name of shareholder having a major interest Zurich Financial Services	
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 2. N/A		4. Name of the registered holder(s) and, if more than one ho number of shares held by each of them LITTLEDOWN NOMINEES LTD A/C 05577 LITTLEDOWN NOMINEES LTD A/C 05576 LITTLEDOWN NOMINEES LTD A/C 02891 LITTLEDOWN NOMINEES LTD A/C 11121 LITTLEDOWN NOMINEES LTD A/C 07203 LITTLEDOWN NOMINEES LTD A/C 07205 LITTLEDOWN NOMINEES LTD A/C 21667 LITTLEDOWN NOMINEES LTD A/C 21668 LITTLEDOWN NOMINEES LTD A/C 02642 BNY(OCS) NOMINEES LTD A/C 219059 BNY(OCS) NOMINEES LTD A/C 219078 BNY(OCS) NOMINEES LTD A/C 219077 BNY(OCS) NOMINEES LTD A/C 219064 WILLIAM & GLYNS NOMINEES (IOM) LTD A/C 0700096001	
5. Number of shares/amount of stock acquired N/A	6. Percentage of issued class N/A	7. Number of shares/amount of stock disposed 1,685,718	8. Percentage of issued c 0.38%

9. Class of security ORDINARY SHARES, 5 PENCE EACH	10. Date of transaction 29/10/03	11. Date company inforr 30/10/03
12. Total holding following this notification	13. Total percentage holding of issued class following this nc 3.97%	

17,607,179	
14. Any additional information N/A	**15.** Name of contact and telephone number for queries JUDITH GEORGE, ASSISTANT COMPANY SECRET/ 020 897 4655 OR 07734 044320
16. Name and signature of authorised company official Responsible for making this notification **IAN PORTAL, GROUP COMPANY SECRETARY** Date of notification 30 OCTOBER 2003	

END

tns™

Westgate
London
W5 1UA

t +44 208 967 4655
f +44 208 967 1446
Judith.george@tns-global.com

Judith George
Assistant Company Secretary

SWIFLY
The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

28 October 2003

Dear Sir/Madam

Company Name	**Registered No.**
Taylor Nelson Sofres Quest Trustee Limited	4219086

I enclose one copy annual report for the year ended 31 December 2002, in connection with the above-named company.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Judith George

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Katie Edwards, Bank of New York (US)- 001 212 571 3050.

Taylor Nelson Sofres Quest Trustee Limited

Report and accounts

for the year ended

31 December 2002

Reg No 4219086

Taylor Nelson Sofres Quest Trustee Limited

Directors' report

For the year ended 31 December 2002

The directors present the financial statements for the year ended 31 December 2002.

1 Principal activities, business review and future developments

The company was dormant throughout the period.

The company acts as trustee to the Taylor Nelson Sofres plc Qualifying Employee Share Ownership Trust ("the QUEST"). The beneficiaries of the QUEST would be employees of Taylor Nelson Sofres plc and its UK resident subsidiaries and participants in the Taylor Nelson AGB Savings Related Share Option Scheme and the Taylor Nelson Sofres plc Savings Related Share Option Scheme and any other savings related share option scheme established by Taylor Nelson Sofres plc.

2 Directors

The directors of the company during the year to 31 December 2002 were as follows:

L R Taylor
M L Petch
D Addis
A B Cowling
E M F Temple

4 Directors' interests in shares of the company

No directors held any interests in shares of the company at any time during the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc, and his interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

6 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be appointed has been passed at an extraordinary general meeting.

By order of the board

I J Portal
Company Secretary
Westgate, London W5 1UA
October 2003

Taylor Nelson Sofres Quest Trustee Limited

Balance sheet

As at 31 December 2002

	Notes	2002	2001
		£	£
Current assets			
Debtors: Amounts falling due within one year			
Amounts owed by parent undertaking – unpaid share capital		**1**	1
Net Assets		**1**	1
Capital and reserves			
Called up share capital	2	**1**	1
		1	1

For the period ended 31 December 2002 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records with comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 2 and 3 were approved by the board of directors on October 2003 and were signed on its behalf by:

M Petch
Director

Taylor Nelson Sofres Quest Trustee Limited

Notes to the financial statements

For the year ended 31 December 2002

1 Principal accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable Accounting Standards in the United Kingdom.

2 Called up share capital

	2002	2001
	£	£
Authorised		
1000 ordinary share of £1 each	**1,000**	1,000
Allotted, called up and fully paid		
1 ordinary shares of £1 each	**1**	1

3 Ultimate parent undertaking

The ultimate parent undertaking is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements may be obtained from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 17 2003
WASH. D.C. 187

VIA SWIFLY

24 October 2003

Dear Sir/Madam

Infratest Burke Limited registered no. 2136155
Annual return for the period ended 30 September 2003

Infratest Burke Group Limited registered no. 2127788
Annual return for the period ended 30 September 2003

I enclose duly completed and signed form 363s annual return for the above-named companies together with a cheques for £30.00 being the filing fees due.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand
Company Secretarial Assistant
Taylor Nelson Sofres plc

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States BY DHL

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

Companies House
— for the record —

Company Name
INFRATEST BURKE LTD

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
2136155

Information extracted from Companies House records on
6th September 2003

Ref: 2136155/03/10

Section 1: Company details

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House West Gate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Address where the Register is held At Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	SIC Code Description 7413 Market research, opinion polling	SIC CODE Description

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Stephen Michael FACTOR **Address** 7B Connaught House Clifton Gardens London W9 1AL **Date of birth** 31/05/1958 **Nationality** British **Occupation** Company Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Stephen Michael FACTOR ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Edward Frederick HOEFLING	Name ______
	Address 27 Newlyn Close Bricket Wood St. Albans Hertfordshire AL2 3UP	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985. Address ______
	Date of birth 17/07/1952	
Particulars of a new Director must be notified on form 288.	**Nationality** British	UK Postcode ____ ___ Date of birth __ / __ / ____
	Occupation Corporate Treasurer	Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Edward Frederick HOEFLING ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Nigel Anthony Garth SPACKMAN	Name ______
	Address 17 Lyndale Avenue London NW2 2QB	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______
	Date of birth 26/06/1944	
	Nationality British	UK Postcode ____ ___
Particulars of a new Director must be notified on form 288.	**Occupation** Market Research	Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Nigel Anthony Garth SPACKMAN ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Paul Simon Kent WRIGHT	Name ______
	Address 29 Turney Road Dulwich London SE21 7JA	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985. Address ______
	Date of birth 02/12/1957	UK Postcode _ _ _ _ _ _ _
	Nationality British	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288.	**Occupation** Solicitor	Nationality ______
		Occupation ______
		Date of change _ _ / _ _ / _ _ _ _
		Date Paul Simon Kent WRIGHT ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 10,000	Number of shares issued
	Aggregate Nominal Value of issued shares £10,000.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 10,000	Total number of shares issued
	Total Nominal value of shares issued £10,000.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** INFRATEST BURKE GROUP LTD	Name ______	
Address Wembley Point 1 Harrow Road Wembley HA9 6DE	Address ______ UK Postcode ____ ___	**Shares transferred by** INFRATEST BURKE GROUP LTD
Shares held *Class* Ordinary *Number* 10000	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____

Company Number - 2136155

Section 5. Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 2136155

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature Edward [signature] (Director / ~~Secretary~~)

Date 24 / 10 / 2003

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *30/9/2003*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **30th September 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bernard

Telephone number *inc code*: 0208 9672230

Address: %Taylor Nelson Sofres plc
TNS House Westgate
London

DX number *if applicable*: ______

DX exchange

Postcode: W5 1UA

Companies House

— for the record —

Company Name

INFRATEST BURKE GROUP LTD

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

2127788

Information extracted from Companies House records on

6th September 2003

Section 1: Company details

Ref: 2127788/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House West Gate London W5 1UA	Address ________ ________ ________ UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address ________ ________ ________ UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address ________ ________ ________ UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** 7413 Market research, opinion polling	**SIC CODE** **Description**
> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*		

Company Number - 2127788

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985. Address UK Postcode Date of change / / Date Ian John PORTAL ceased to be secretary (if applicable) / /
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Stephen Michael FACTOR **Address** 7B Connaught House Clifton Gardens London W9 1AL **Date of birth** 31/05/1958 **Nationality** British **Occupation** Company Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Stephen Michael FACTOR ceased to be director (if applicable) / /

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Edward Frederick HOEFLING	Name ______
	Address 27 Newlyn Close Bricket Wood St. Albans Hertfordshire AL2 3UP	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______
	Date of birth 17/07/1952	UK Postcode __ __
Particulars of a new Director must be notified on form 288.	**Nationality** British	Date of birth __/__/____
	Occupation Corporate Treasurer	Nationality ______ Occupation ______ Date of change __/__/____ Date Edward Frederick HOEFLING ceased to be director (if applicable) __/__/____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Nigel Anthony Garth SPACKMAN	Name ______
	Address 17 Lyndale Avenue London NW2 2QB	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______
	Date of birth 26/06/1944	UK Postcode __ __
Particulars of a new Director must be notified on form 288.	**Nationality** British	Date of birth __/__/____
	Occupation Market Research	Nationality ______ Occupation ______ Date of change __/__/____ Date Nigel Anthony Garth SPACKMAN ceased to be director (if applicable) __/__/____

Company Number - 2127788

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Paul Simon Kent WRIGHT	Name ______
	Address 29 Turney Road Dulwich London SE21 7JA	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985. Address ______ ______ ______
	Date of birth 02/12/1957	UK Postcode ____ ___
Particulars of a new Director must be notified on form 288.	**Nationality** British	Date of birth __ / __ / ____
	Occupation Solicitor	Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 2,000,000	Number of shares issued
	Aggregate Nominal Value of issued shares £2,000,000.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 2,000,000	Total number of shares issued
	Total Nominal value of shares issued £2,000,000.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Company Number - 2127788

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** INFRATEST BURKE INTERNATIONAL GMBH	Name ______	
Address Landsbergerstrasse 338 Munich Germany	Address ______ ______ ______ ______ UK Postcode	**Shares transferred by** INFRATEST BURKE INTERNATIONAL GMBH
Shares held *Class* Ordinary *Number* 2000000	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____

Company Number - 2127788

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on th form. If a joint shareholder also holds shares in their own right, list that holdin separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 2127788

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature Edward [signature] (Director / ~~Secretary~~)

Date 24 / 10 / 2003

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***30/9/2003***

If you are making this return up to an earlier date, please give the date here

_ _ / _ _ / _ _ _ _

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **30th September 2004** please give the new date here:

_ _ / _ _ / _ _ _ _

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name Sofia Bernocand

Telephone number *inc code* 0208 9672230

Address c/o Taylor Nelson Sofres plc
TNS House Westgate
London

DX number *if applicable* _ _ _ _ _ _

DX exchange

Postcode W5 1UA

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

SWIFLY
The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

RECEIVED NOV 17 2003 SEC MAIL PROCESSING WASH. D.C. 187 SECTION

24 October 2003

Dear Sir/Madam

Company Name	**Registered No.**
Taylor Nelson Sofres International Limited	**1953112**

I enclose one copy annual report for the year ended 31 December 2002, in connection with the above-named company.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Katie Edwards, Bank of New York (US)- 001 212 571 3050.

Taylor Nelson Sofres International Limited

Report and accounts

for the year ended

31 December 2002

Reg No 1953112

Taylor Nelson Sofres International Limited

Report and accounts

For the year ended 31 December 2002

Directors' report	2-3
Directors' responsibilities	3
Report of the auditors	4 - 5
Profit and loss account	6
Balance sheet	7
Notes to the financial accounts	8-13

Taylor Nelson Sofres International Limited

Directors Report

For the year ended 31 December 2002

The directors present their report with the audited financial statements for the year ended 31 December 2002.

1 Principal activities, business review and future developments

The company continues to act as an investment holding company. Both the level of business and the year end financial position were satisfactory, and the directors expect that the present level of activity will be sustained for the foreseeable future.

2 Results and dividends

The profit and loss account for the year is set out on page 6. The directors recommend payment of a dividend of £11,805,308 (2001 - £11,916,000).

3 Directors

The directors who held office during the year are listed below:

A B Cowling (Chairman)
M A Kirkham

Mr PSK Wright resigned as Company Secretary on 26 June 2002 and Mr IJ Portal was appointed.

4 Directors' interests in shares of the company

No directors had any interests in shares of the company at any time during the year.

Mr Cowling and Mr Kirkham are directors of the ultimate parent undertaking, Taylor Nelson Sofres plc and their interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

5. Auditors

Following the conversion of the company's auditors PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned on 4 February 2003 and the directors appointed its successor, PricewaterhouseCoopers LLP, as the company's auditors. A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the annual general meeting.

6. Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2002 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board

Ian Portal
Company Secretary
Westgate, London W5 1UA
17 October 2003

Taylor Nelson Sofres International Limited

Independent auditors' report to the members of Taylor Nelson Sofres International Limited

For the year ended 31 December 2002

We have audited the financial statements on pages 6 to 13 which have been prepared under the historical cost convention and the accounting policies set out on page 8.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities on page 3.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom auditing standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Independent auditors' report to the members of Taylor Nelson Sofres International Limited (continued)

For the year ended 31 December 2002

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2002 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
17 October 2003

Taylor Nelson Sofres International Limited

Profit and Loss account

For the year ended 31 December 2002

	Notes	2002	2001
		£000	£000
Administration costs		(153)	(1,106)
Operating loss	2	(153)	(1,106)
Income from fixed asset investments		9,801	14,914
Interest receivable and similar income	3	6,366	3,513
Interest payable	4	(2,548)	(2,534)
Profit on ordinary activities before taxation		13,466	14,787
Taxation on profit on ordinary activities	7	(1,725)	(41)
Profit for the year		11,741	14,746
Dividends	8	(11,805)	(11,916)
Retained (loss) / profit for the year		(64)	2,830

Statement of total recognised gains and losses

	2002	2001
	£000	£000
Profit for the year	11,741	14,746
Exchange adjustments offset in reserves	1,175	201
Tax on exchange adjustments offset in reserves	1,725	(41)
Total recognised gains and losses relating to year	14,641	14,906

There is no difference between the profit on ordinary activities before tax and the retained profit for the year stated above and their historical cost equivalents.
There were no discontinued activities during the year (2001-nil).

Taylor Nelson Sofres International Limited

Balance sheet

As at 31 December 2002

	Notes	2002	2001
		£000	£000
Fixed assets			
Investments	9	507,332	497,770
Current assets			
Debtors	10	700	700
Cash at bank		17,875	1,040
Creditors: amounts falling due within one year	11	(619)	(12,600)
Net current assets/(liabilities)		17,956	(10,860)
Creditors: amounts falling due after more than one year	12	(241,987)	(206,445)
Net assets		283,301	280,465
Capital and reserves			
Called up share capital	13	24,215	16,564
Share premium account	14	240,912	248,563
Exchange reserve	14	358	(2,542)
Profit and loss account	14	17,816	17,880
Equity shareholders' funds	15	283,301	280,465

The financial statements on pages 6 to 13 were approved by the board of directors on 17 October 2003 and were signed on its behalf by:

Tony Cowling

Director

Taylor Nelson Sofres International Limited

Notes to the financial statements

For the year ended 31 December 2002

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting
The financial statements have been prepared under the historical cost convention.

Foreign currencies
Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account except for foreign exchange differences arising on the re-translation of overseas investments net of differences arising on re-translation of loans used to finance those investments which are dealt with through reserves.

Deferred tax
Provision is made for deferred taxation on all material timing differences to the extent that it is probable that a liability or asset will crystallise. The provision is calculated on the liability method at the rates of taxation likely to be in force at the time of reversal of the timing differences.

Fixed Asset investments
Fixed asset investments are stated at cost less provision for any impairment in the value of investments.

Cash flow statement
The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and the cash flows of the company are included in the consolidated group cash flow statement. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 (Revised) from publishing a cash flow statement.

Basis of preparation
The financial statements present information about the company as an individual undertaking and not about its group. No consolidated accounts have been prepared as the company is a wholly owned subsidiary of Taylor Nelson Sofres Plc, a company registered in England and Wales.

2 Operating loss

Auditors' remuneration in respect of the years ended 31 December 2002 and 31 December 2001 has been borne by a fellow group undertaking, Taylor Nelson UK Ltd (formerly TNS Group Ltd). Operating costs for the year ended 31 December 2001 include £680,000 in relation to the impairment of a fixed asset investment. No such costs have been included in the year ended 31 December 2002.

3 Interest receivable and similar income

	2002	2001
	£000	£000
Bank interest	258	3
Intercompany loan interest	6,108	3,510
	6,366	3,513

4 Interest payable

	2002	2001
	£000	£000
Bank interest	6	1
Intercompany loan interest	2,542	2,533
	2,548	2,534

5 Employee information

The average monthly number of persons employed by the company during the year was nil (2001: nil).

6 Directors' remuneration

The directors received no remuneration for their services in the year (2001 - £nil).

7 Taxation on profit on ordinary activities

	2002	2001
	£000	£000
UK corporation tax on profit for the year	1,725	41
Total current tax	1,725	41

The tax for the period varies from then the standard rate of corporation tax in the UK (30%) (2001:30%). The differences are explained below:

	2002	2001
Profit on ordinary activities before tax	13,466	14,787
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2001: 30%)	4,040	4,436
Effects of:		
Expenses not deductible for tax purposes	5	-
Group relief	-	(131)
Double taxation relief	(2,940)	(4,264)
Tax losses surrendered to other group companies for nil consideration	620	-
Current tax charge	1,725	41

8 Dividends

	2002	2001
	£000	£000
Interim dividend	11,805	4,100
Final dividend	-	7,816
	11,805	11,916

9 Fixed asset investments

	Long term loans to group undertakings	Interests in subsidiary undertakings	Total
Cost	£000	£000	£000
At 1 January 2002	211,532	287,714	499,246
Additions	8,405	-	8,405
Foreign exchange adjustment	(2,277)	3,452	1,175
At 31 December 2002	**217,660**	**291,166**	**508,826**
Provisions against investments			
At 1 January 2002	(680)	(796)	(1,476)
Amounts written off investments	(18)	-	(18)
At 31 December 2002	(698)	(796)	(1,494)
Net book value			
At 31 December 2002	**216,962**	**290,370**	**507,332**
At 31 December 2001	210,852	286,918	497,770

In the opinion of the directors the value of the interests in group undertakings is not less than that stated in the relevant balance sheets.

Details of the principal investments in which the company holds more than 20% of the nominal value of any class of share capital, all of which is represented by ordinary shares, are set out below.

Subsidiary undertakings	Country of Incorporation	Ownership %	
		2002	2001
Taylor Nelson Sofres BV	Netherlands	100	100
TNS Overseas Holdings (Zeta) Ltd	UK	26	26
OBOP	Poland	60	60

Taylor Nelson Sofres BV and Taylor Nelson Overseas Holdings (Zeta) Ltd are holding companies. The principal activity of OBOP is the provision of market information.

The other 74% of the share capital of TNS Overseas Holdings (Zeta) Limited is owned by Taylor Nelson Sofres BV.

The company is exempt from the obligation to prepare and deliver consolidated financial statements under section 228 of the Companies Act 1985.

10 Debtors

	2002	2001
	£000	£000
Dividend receivable from subsidiary undertaking	-	700
Other debtors	700	-
	700	700

11 Creditors: Amounts falling due within one year

	2002	2001
	£000	£000
Corporation tax	619	619
Other creditors	-	65
Dividend payable	-	11,916
	619	12,600

12 Creditors: Amounts falling due after more than one year

	2002	2001
	£000	£000
Amounts owed to parent undertakings	141,244	133,014
Amounts owed to other group undertakings	100,743	73,431
	241,987	206,445

Loans from other group undertakings attract interest ranging from 3 to 8 %. Loans from parent undertakings do not attract any interest.

13 Called up share capital

	2002	2001
	£000	£000
Authorised		
100,002,371 (2001: 100,002,371) ordinary shares of £1 each	100,002	100,002
Allotted, called up and fully paid		
24,215,301 (2001: 16,564,300) ordinary shares of £1 each	24,215	16,564

During the year 7,651,001 ordinary shares of £1 each were issued for nil consideration as part of a bonus issue. The nominal value of these shares was £7,651,001.

14 Reserves

	Share premium account	Profit and loss account	Exchange reserve	Total
	£000	£000	£000	£000
At 1 January 2002	248,563	17,880	(2,542)	263,901
Bonus issue	(7,651)	-	-	(7,651)
Exchange movement on retranslation of investments	-	-	1,175	1,175
Tax on exchange movements through reserves	-	-	1,725	1,725
Retained loss for the year	-	(64)	-	(64)
At 31 December 2002	240,912	17,816	358	259,086

15 Reconciliation of movements in shareholders' funds

	2002	2001
	£000	£000
Profit for the year	11,741	14,746
Dividends	(11,805)	(11,916)
	(64)	2,830
Net proceeds of issue of ordinary share capital	-	210
Other recognised gains and losses relating to the year (net)	2,900	160
Opening shareholders' funds	280,465	277,265
Closing shareholders' funds	**283,301**	**280,465**

16 Related party transactions

Taylor Nelson Sofres International Limited is a wholly owned subsidiary of Taylor Nelson Sofres plc, the consolidated financial statements of which are publicly available. Consequently, the company is exempt under the terms of FRS 8 from disclosing transactions with companies that are part of the group or investees of the group that qualify as related parties.

17 Guarantees and contingencies

Bank loans and credit facilities of the Taylor Nelson Sofres group have been jointly and severally guaranteed by the company. The maximum liabilities which could arise under these arrangements were £250m at the balance sheet date (2001 £250m). At 31 December 2002, amounts outstanding were £199.7m (2001 £215.9m). On 10 July 2003 these facilities were terminated and replaced by facilities under which the maximum liabilities which could arise are £490m. The shares of Taylor Nelson Sofres BV and Integres Holdings BV, subsidiary undertakings, have been pledged as security in relation to these arrangements.

18 Ultimate parent undertaking

The immediate and ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

13 October 2003

Dear Sir/Madam

Taylor Nelson Sofres plc
Form 88(2) return of allotments

I enclose completed forms of allotment in relation to the month of September 2003. Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States BY DHL

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

Companies House
for the record

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 1 7 2003
WASH. D.C.
187

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	09	2003	30	09	2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	29266	8335	
Nominal value of each share	5 pence	5 pence	
Amount (if any) paid or due on each share *(including any share premium)*	87 p	31.808 p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: See attached schedule Address: UK Postcode	Class of shares allotted: Ordinary	Number allotted: 29,266
Name: See attached schedule Address: UK Postcode	Class of shares allotted: Ordinary	Number allotted: 8,335
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] **Date** 10/10/03

A ~~director~~ / secretary / administrator ~~/ administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sofia Bernsand,Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230

EmpSurname	EmpForename	EmpNI no	Shares	Option Price	Cost	EmpAdd1	EmpAdd2	EmpAdd3	EmpAdd4	EmpAdd5
ASHBY	TERRY	ZY000811B	5,868	0.87	£5,105.16	20 ROSTREVOR GARDENS	HAYES		MIDDLESEX	UB3 1AH
BONHAM	MAUREEN	ZW620913B	1,110	0.87	£965.70	11 ROYAL CRESCENT	RUISLIP		MIDDLESEX	HA4 0PJ
COURTNEY	CHRISTINE	YL345613C	1,110	0.87	£965.70	52 ARGYLE ROAD	EALING	LONDON		W13 8AA
FELLOWES	CAROL LESLEY	NA768256B	5,868	0.87	£5,105.16	3 CAMPBELL ROAD	LONDON			W7 3EA
JAYAWEERA	MRS S	YZ263285B	2,062	0.87	£1,793.94	KANDY HOUSE	45B CHEDDINGTON ROAD	PITSTONE	BEDS	LU7 9AQ
LONG	ANN SARAH	NS336690A	2,934	0.87	£2,552.58	FLAT 3 198 FERRYMEAD AVENUE	GREENFORD			UB6 9TW
LONG	DANIEL	WM748171D	3,965	0.87	£3,449.55	46 DRAYTON GROVE	EALING	LONDON		W13 0LA
JOSHI	MARINA	NH511099D	2300	0.87	£2,001.00	31 GRIMSDYKE ROAD	HATCHEND	MIDDLESEX		HA5 4PJ
TAYLOR	LES	YH411239A	2934	0.87	£2,552.58	34 WHINNEYS ROAD	LOUDWATER	BUCKS		HP10 9RL
SUZANNE	GRANT	YM870482B	1115	0.87	£970.05	10 HARBOROUGH ROAD	EAST FARNDON	MARKET HARBORO	LEICS	LE16 9SF
		Total	**29,266**							

EmpSurname	EmpForename	EmpNI no	Shares	Option Price	Cost	EmpAdd1	EmpAdd2	EmpAdd3	EmpAdd4	EmpAdd5
BROWN	WILLIAM RONALD MARK	YS136178A	5,884	0.31808	£1,871.71	57 MARKHAM RAD	CAPEL	DORKING	SURREY	RH5 5JT
PEIRSON	ROSEANNA	NW377406C	2,451	0.31808	£779.67	69 WHITELEY ROAD	NORWOOD	LONDON		SE19 1JU
		Total	**8,335**							

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update
Taylor Nelson Sofres PLC	Holding(s) in Company		13:47 13 Oct 03

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc	Name of shareholder having a major interest FMR CORP. & FIDELITY INTERNATIONAL LIMITEI
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 2. NON-BENEFICIAL INTEREST	**4.** Name of the registered holder(s) and, if more than one ho number of shares held by each of them STATE STREET NOMINEES, 927,320 CHASE NOMINEES 8,118,580 CHASE NOMINEES 4,583,771 CHASE MANHATTAN BANK LONDON 8,236,372 MELLON NOMINEES 581,100 BANK OF NEW YORK EUROPE 537,800 MSS NOMINEES 214,800 CITIBANK 533,100 BANK OF NEW YORK LONDON 652,100 NORTHERN TRUST 301,800 DEUTSCHE BANK 60,100 BANKERS TRUST 133,300 NORRTRUST NOMINEES LTD 1,353,615 STATE STREET NOMINEES 1,564,500 RBS TRUST BANK 686,635 MORGAN STANLEY 846,371 NORTHERN TRUST 4,891,928 STATE STREET BANK & TRUST 2,475,615 BANK OF NEW YORK EUROPE 1,439,330 JP MORGAN 990,349 BANK OF NEW YORK, LONDON 9,174,666 CHASE NOMINEES 298,199 CHASE MANHATTAN BANK LONDON 2,613,425 BANK OF NEW YORK BRUSSELS 1,216,600 DEUTSCHE BANK 116,600 CITIBANK 90,000 HSBC CLIENT HOLDINGS NOMINEE (UK) 424,109

5. Number of shares/amount of stock acquired 5,545,869	**6.** Percentage of issued class [illegible]	**7.** Number of shares/amount of stock disposed [illegible]	**8.** Percentage of issued c N/A

	1.25%	N/A	

9. Class of security ORDINARY SHARES, 5 PENCE EACH	**10.** Date of transaction 10/10/03	**11.** Date company inforr 10/10/03
12. Total holding following this notification **53,062,085**	**13.** Total percentage holding of issued class following this nc 11.98%	
14. Any additional information N/A	**15.** Name of contact and telephone number for queries JUDITH GEORGE, ASSISTANT COMPANY SECRET/ 020 897 4655 OR 07734 044320	
16. Name and signature of authorised company official Responsible for making this notification **IAN PORTAL, GROUP COMPANY SECRETARY** Date of notification 13 OCTOBER 2003		

END

status list

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update
Taylor Nelson Sofres PLC	Holding(s) in Company		13:47 24 Oct 03

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc		Name of shareholder having a major interest FMR CORP. & FIDELITY INTERNATIONAL LIMITE	
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 2. NON-BENEFICIAL INTEREST		**4.** Name of the registered holder(s) and, if more than one ho number of shares held by each of them STATE STREET NOMINEES 958,520 CHASE NOMINEES 8,118,580 CHASE NOMINEES 4,566,171 CHASE MANHATTAN BANK LONDON 8,236,372 MELLON NOMINEES 581,100 BANK OF NEW YORK EUROPE 537,800 MSS NOMINEES 214,800 CITIBANK 533,100 BANK OF NEW YORK LONDON 652,100 NORTHERN TRUST 301,800 DEUTSCHE BANK 60,100 BANKERS TRUST 133,300 NORRTRUST NOMINEES LTD 1,353,615 STATE STREET NOMINEES 1,564,500 RBS TRUST BANK 686,635 MORGAN STANLEY 846,371 NORTHERN TRUST 4,908,739 STATE STREET BANK & TRUST 2,008,505 BANK OF NEW YORK EUROPE 1,439,330 JP MORGAN 990,349 BANK OF NEW YORK, LONDON 9,131,266 CHASE NOMINEES 298,199 CHASE MANHATTAN BANK LONDON 2,728,225 BANK OF NEW YORK BRUSSELS 1,216,600 DEUTSCHE BANK 121,500 CITIBANK 90,000 HSBC CLIENT HOLDINGS NOMINEE (UK) 424,109 CLYDESDALE BANK (HEAD OFFICE) NOMINEES LIMITED 4,640	
5. Number of shares/amount of stock acquired	**6.** Percentage of issued class	**7.** Number of shares/amount of stock disposed	**8.** Percentage of issued c

N/a	N/A	355,759	0.08%

9. Class of security ORDINARY SHARES, 5 PENCE EACH	**10.** Date of transaction 22/10/03	**11.** Date company inforr 23/10/03
12. Total holding following this notification **52,706,326**	**13.** Total percentage holding of issued class following this nc 11.897%	

14. Any additional information N/A	**15.** Name of contact and telephone number for queries JUDITH GEORGE, ASSISTANT COMPANY SECRET/ 020 897 4655 OR 07734 044320

16. Name and signature of authorised company official
Responsible for making this notification

IAN PORTAL, GROUP COMPANY SECRETARY

Date of notification 24 OCTOBER 2003

END

status list